UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

form 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-33674
CUSIP NUMBER: 00846L101

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

AgFeed Industries, Inc.

Former Name if Applicable:

Not applicable.

Address of Principal Executive Office (Street and Number):

100 Bluegrass Commons Blvd., Suite 310

City, State and Zip Code:

Hendersonville, Tennessee 37075

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check Box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii – narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

AgFeed Industries, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. As previously disclosed, on January 31, 2012, the Company announced that its special committee of the board of directors had completed its investigation into certain accounting issues in the Company’s animal nutrition and legacy farm hog operations in China. Also, as previously disclosed, the Company undertook to restate its unaudited financial statements for the quarters ended March 31, and June 30, 2011, its audited financial statements for the years ended December 31, 2010, 2009, 2008 and 2007 and its unaudited financial statements for all quarters within those years.

The audits of the Company’s restated financial statements for the year ended December 31, 2010 and its financial statements for the years ended December 31, 2011 and 2012 (the “Annual Financial Statements”) must be completed before the Company can file the Form 10-Q or any of its prior delinquent annual reports on Form 10-K or quarterly reports on Form 10-Q.

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Because of previously disclosed liquidity constraints that the Company faced, the Company stopped work on the audits of the Annual Financial Statements. Also, as previously disclosed, the Company and certain of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. As a result, the Company believes it is unlikely that it will be able to file (1) the Form 10-Q, (2) its other delinquent annual reports on Form 10-K or quarterly reports on Form 10-Q, or (3) any annual reports on Form 10-K or quarterly reports on Form 10-Q that become due in the future. As previously disclosed, the Company is continuing to pursue the sale of the Company’s subsidiaries and assets.

Documents filed in connection with the Company’s Chapter 11 bankruptcy case (other than documents filed under seal or otherwise subject to confidentiality protections) are accessible at the bankruptcy court’s website, www.deb.uscourts.gov, through an account obtained from Pacer Service Center at 1-800-676-6856, or via a website maintained by the Company’s claims and noticing agent, BMC Group, Inc., http://bmcgroup.com/restructuring/geninfo.aspx?ClientID=323. The information set forth on the foregoing websites shall not be deemed to be a part of or incorporated by reference into this filing.

Safe Harbor Statement

The information provided in this filing contains forward-looking statements based on certain assumptions and contingencies that involve risks and uncertainties. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this filing involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures. The Company believes that all forward-looking statements made by it have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this filing include, but are not limited to: the Chapter 11 bankruptcy process and the successful closing of the Company’s sale of all of the outstanding capital stock of AgFeed Industries, Inc. (British Virgin Islands), a direct wholly-owned subsidiary of the Company and the parent company of the Company’s Chinese subsidiaries, and a transaction or transactions to sell remaining operations in Oklahoma of the Company’s subsidiary AgFeed USA, LLC and its subsidiaries; other developments in connection with the Company’s evaluation of its strategic options, including the Company’s ability to execute any such options; the terms of the forbearance agreement between AgFeed USA and certain of its subsidiaries and Farm Credit Services of America, FLCA (“FCS FLCA”) and Farm Credit Services of America, PCA (together with FCS FLCA, “Farm Credit”), including that it required AgFeed USA to complete by July 1, 2013, a sale of itself or its assets or another transaction that will result in the satisfaction in full of Farm Credit’s claims; and developments in litigation and proceedings, including the pending securities class action litigation and U.S. Securities and Exchange Commission investigation related to the matters investigated by the special committee of the Company’s board of directors and the restatement of the Company’s consolidated financial statements, and potential liability for a substantial damage award and indemnification obligations. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this filing, even if subsequently made available by the Company on its website or otherwise. The Company does not intend, and disclaims any obligation, to update any forward-looking information contained in this filing or with respect to the information disclosed herein.

party iv – other information

(1)	Name and telephone number of person to contact in regard to this notification:

Gerard Daignault
(917) 804-3584

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

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☐	Yes	☒	No

We have not filed our Annual Reports on Form 10-K for the years ended December 31, 2011 and 2012 and our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2011, March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013 and June 30, 2013.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☐	No **

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

** Because we have not completed the closing procedures related to our financial statements as of and for the quarter ended September 30, 2013, we are unable to provide a reasonable estimate of our results of operations for the quarter ended September 30, 2013. Accordingly, we cannot predict whether significant changes will be reflected in our results of operations for the quarter ended September 30, 2013 compared to the quarter ended September 30, 2012. As previously disclosed, the Company’s unaudited financial statements for the quarters ended March 31 and June 30, 2011, as well as our audited financial statements for the years ended December 31, 2010, 2009, 2008 and 2007 and our unaudited quarterly data for all quarters in those fiscal years, should no longer be relied upon.

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AgFeed Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2013	By:	/s/ Gerard Daignault
Gerard Daignault
Interim Chief Financial Officer

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